     Filed by Countrywide Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Countrywide Financial Corporation
Commission File No. 001-8422

On June 3, 2008, Countrywide Financial Corporation mailed the following letter to its stockholders:

June 3, 2008 Dear Stockholder:

We have previously sent to you proxy materials for the special meeting of stockholders of Countrywide Financial Corporation to be held on Wednesday, June 25, 2008. At the special meeting, stockholders will consider the proposed acquisition of Countrywide by Bank of America. If stockholders approve the acquisition, you will receive .1822 of a share of Bank of America stock in exchange for each share of Countrywide upon consummation of the transaction. The transaction is expected to close in the third quarter of this year. Your Board of Directors unanimously recommends that shareholders vote FOR the proposed transaction.

The mortgage and housing markets have experienced an unprecedented downturn during the past year. As the country’s largest mortgage lender, Countrywide’s business and financial performance have been severely impacted by this challenging environment. As the proxy materials more fully detail, in evaluating and approving the transaction in January, the Countrywide board of directors considered these challenging and uncertain mortgage industry conditions and expected them to continue. The board also considered the resulting uncertain and volatile valuations of mortgage loans and related assets and expected 2007 fourth quarter losses for the Company. Later that month, on January 29, 2008, Countrywide reported a net loss of $422 million for the fourth quarter of 2007.

As we have seen over the last several months, the environment for financial services companies like Countrywide has become even more challenging. On April 29, 2008, more than three months after the transaction was announced, the Company reported a net loss of $893 million for the first quarter of 2008.

Additionally, the board carefully considered the resurgence of rumors concerning a potential bankruptcy filing or ratings downgrade and their potentially debilitating effects on the Company’s ongoing business. Since January, rumors of financial distress at other financial services companies have also impacted Countrywide.

In light of these factors as well as other factors described in the proxy materials, the board unanimously determined that the proposed transaction is in the best interests of Countrywide and its stockholders.

We urge you to vote FOR the proposed transaction today. If the proposed transaction is not consummated, it could materially impact the value of your shares. Approval of the transaction requires the affirmative vote of the holders of a majority of the outstanding shares of common stock held on the record date. Any shares not voted are considered to be voted against the proposed transaction, so regardless of how many shares you own, it is vital that you vote for the transaction today.

Why You Should Vote FOR the Transaction

Ø	Provides opportunity to be a Bank of America stockholder. By becoming stockholders of Bank of America through this stock-for-stock exchange, you can participate in the upside potential of the Bank of America / Countrywide combination and the value creation opportunity at Bank of America. Today, Bank of America is the largest US bank, both in terms of deposits and market value, and is one of the country’s strongest financial institutions. Bank of America was recently added to the prestigious list of companies that comprise the Dow Jones Industrial Average.

Ø	Creates largest U.S. mortgage lender and servicer. The transaction will result in the creation of the largest mortgage operation in American history, with leading positions in both originations and servicing. Importantly, it also lends additional stability to Countrywide’s business, mitigating uncertainty over our assets, capital and access to liquidity.

Ø	Joins together two leaders in their respective core competencies. Countrywide and its stockholders will benefit from Bank of America's time-tested financial strength, as well as its ability to leverage customer relationships across a broad array of product categories. Bank of America will benefit from Countrywide's broader mortgage capabilities, including our proprietary production and servicing technology platforms, as well as our extensive retail distribution network.

Your Vote Is Extremely Important

It is important that you vote your shares as soon as possible. Accordingly, please sign, date and return the enclosed proxy card promptly in the envelope provided to vote FOR the transaction. Even if you plan to attend the special meeting and vote in person, voting now will assure that your vote is counted if you are unable to attend. The failure to vote or abstaining from voting has the same effect as a vote against the merger agreement.

If you own your shares through a brokerage account or in another nominee form, please follow the instructions provided on the enclosed voting instruction form. If you plan to attend the special meeting and vote in person, you must obtain a proxy from your broker or nominee and bring that proxy to the special meeting.

Your vote is important, regardless of the number of shares you own. We thank you for your participation and support for this transaction.

Sincerely,

The Board of Directors

REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at (877) 750-9499.

Additional Information About this Transaction
In connection with the proposed merger, Bank of America has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Countrywide that also constitutes a prospectus of Bank of America. Countrywide has mailed the proxy statement/prospectus to its stockholders. Bank of America and Countrywide urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Countrywide’s website (www.countrywide.com) under the tab “Investor Relations” and then under the heading “SEC & other filings.”

Bank of America, Countrywide and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Countrywide stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Countrywide stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You can find information about Countrywide's executive officers and directors in Amendment No. 1 to its Annual Report on Form 10-K/A filed with the SEC on April 24, 2008. You can obtain free copies of these documents from Bank of America and Countrywide using the contact information above.